BELDEN CDT INC.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
April 16, 2007
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer R. Hardy

Re:	Belden CDT Inc. (the “Issuer”) Form T-3 (SEC File No. 22-28831)
Dear Ms. Hardy:
     The Issuer hereby requests acceleration of the effective date of its Application for Qualification of Indentures on Form T-3 (SEC File No. 22-28831), as amended, to 4:00 p.m., Eastern Time, on Wednesday, April 18, 2007, or as soon thereafter as possible.
     The Issuer hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Trust Indenture Act of 1939, as amended, as they relate to the qualification of the indenture under which the securities specified in the above-referenced Form T-3 are to be issued. Additionally, the Issuer acknowledges the following:
1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing of our Form T-3 (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;
2.	The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Filing effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Andrew E. Nagel at (212) 446-4973 or Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP, special counsel to the Issuer, as soon as the Form T-3 has been declared effective.

Very truly yours, BELDEN CDT INC.
By:	/s/ Stephen H. Johnson
	Name:	Stephen H. Johnson
	Title:	Treasurer